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                              June 8, 2023

       Jeff Hartlin
       Partner
       Paul Hastings, LLP
       1117 S. California Avenue
       Palo Alto, CA 94304-1106

                                                        Re: Masimo Corporation
                                                            DEFA14A filed June
6, 2023
                                                            File No. 001-33642

       Dear Jeff Hartlin:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used here have the same meaning as in your soliciting materials.

       DEFA14A filed June 6, 2023

       General

   1. We note your disclosure that "Mr. Kiani previously waived his rights to assert that a
                                                        Change in Control has
occurred as a result of the election of stockholder-nominated directors at the 2023
annual meeting of stockholders" (emphasis added). If, as
                                                        contemplated by
Proposal 6, the Company appoints two new directors following the 2023 annual meeting, will
such directors each be treated as a member of the Board at the beginning of the
12-month period immediately preceding the change, for purposes of determining whether a
 Change in Control    has occurred? Please revise to clarify. In
                                                        addition, ensure that
future soliciting materials referencing the Change in Control provision are clear on
this point as it relates to the Company's plans to expand the Board.
 Jeff Hartlin
Paul Hastings, LLP
June 8, 2023
Page 2

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameJeff Hartlin                              Sincerely,
Comapany NamePaul Hastings, LLP
                                                            Division of
Corporation Finance
June 8, 2023 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName